SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2019

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR Q1 PROFITS FALL 21% TO €243M DUE TO LOWER FARES,
HIGHER FUEL & STAFF COSTS. FULL YEAR GUIDANCE UNCHANGED.

Ryanair Holdings plc today (29 July) reported a 21% fall in Q1 profits to €243m. A 6% decline in ave. fare was offset by strong ancillary revenues and 11% traffic growth to 42m guests. Costs rose 19% as our fuel bill increased 24% and Lauda costs were fully consolidated (but not in the prior year quarter).

Q1 (IFRS)	Jun. 2018	Jun. 2019	% Change
Guests	37.6m	41.9m	+11%
Load Factor	96%	96%	-
Revenue	€2.08bn	€2.31bn	+11%
PAT	€309m	€243m	-21%
Basic EPS (euro cent)	26.62	21.47	-19%

Ryanair's Michael O'Leary said:
"As previously guided, Q1 profits fell 21% to €243m due to lower fares, higher fuel and staff costs.
Q1 highlights include:

●
Revenue per guest flat at €55 (6% lower fares offset by 14% higher ancillary rev.)
●
Traffic up 11% to 42m guests
●
239 new routes & 4 new bases (Bordeaux, Marseille, Southend & Berlin) launched
●
Malta Air becomes the 4th Group airline
●
Lauda Airbus fleet grows to 20 A320s
●
MAX deliveries are further delayed to end of year
●
Ryanair becomes first EU airline to publish monthly CO₂ emissions (66g per pax/km)
●
€700m share buyback commenced in May

Revenue
Revenues rose 11% to €2.3bn. A 6% decline in average fare to €36 stimulated 11% traffic growth to 42m guests. The two weakest markets were Germany, where Lufthansa was allowed to buy Air Berlin and is selling this excess capacity at below cost prices, and the UK where Brexit concerns weigh negatively on consumer confidence and spending. Ancillaries, driven by strong priority boarding and preferred seats sales, grew 27% to €0.8bn. As a result, revenue per passenger ("RPP") was broadly flat at €55. Ryanair Labs continues to develop services to improve customer experience and later this year will roll-out a new digital platform with improved, personalised, guest offers.

Cost Leadership
Ryanair has the lowest unit costs of any EU airline. As expected, our Q1 fuel bill increased 24% (up €150m) due to higher prices & volume growth. Unit costs ex. fuel rose by 4%, mainly due to the consolidation of Lauda (not in the prior year Q1 comp.), the handback of expensive leases to Lufthansa, replacing them with 20 lower cost A320 operating leases, and a 21% increase in staff costs.  We continue to negotiate attractive growth deals as airports compete to attract Ryanair's reliable traffic growth. Our FY20 fuel bill is 90% hedged at $709 per tonne and 37% hedged for FY21 at $632.

On-Time Performance ("OTP")
Our investment in operational efficiency, including more spares, additional engineers and new improved handling contracts in Stansted, Spain & Poland has seen our OTP improve more than 7% points in Q1 to over 90% (excl. ATC). In June 2018 we cancelled over 1,100 flights due to ATC strikes but this was reduced to just 20 cancellations in June 2019, all of which were due to ATC staff shortage delays. Regrettably, ATC staffing delays continue to damage the punctuality of all EU airlines, particularly at weekends. We are working hard to ensure our guests enjoy on-time flights and we continue to campaign with our partners in A4E to encourage the European Commission to take action to minimise the impact of ATC staff shortages and strikes on overflights.

Boeing 737 MAX
The delivery of our first 5 B737-MAX aircraft has been delayed from Q1 to probably January at the earliest (subject to EASA approval). We now expect to receive only 30 MAX deliveries in time for S.20 (previously 58) which will cut Ryanair's S.20 growth rate from 7% to 3% (162m to approx. 157m guests in FY21). We have great confidence that these "gamechanger" aircraft (which have 4% more seats, but burn 16% less fuel and have 40% lower noise emissions) will transform our costs and our business. Due to these delivery delays, we will not now see these cost savings delivered until FY21.

Balance Sheet
Our balance sheet is one of the strongest in the industry with over 60% of our fleet debt free. In May the Board approved a €700m share buyback programme and in Q1 we returned almost €100m to shareholders. Following the adoption of the new lease accounting standard (IFRS16) future operating lease obligations are now included on our balance sheet for the first time (adding over €220m to debt at June 30). Despite the share buyback and the impact of IFRS16, net debt was broadly flat at quarter end at €419m.

Group Airlines
In June, Malta Air became the 4th airline in the Ryanair Group.  This start-up will grow our Maltese operation from 6 to 10 based aircraft over the next 3 years. It will also operate all our French, German and Italian bases. This summer, Lauda is operating 20 lower cost A320s. These aircraft, coupled with other cost efficiencies and improving ancillary revenues will significantly lower Lauda losses in Year 2, despite lower fares due to excess capacity in the German and Austrian markets. Buzz, in Poland, will operate 7 charter and 17 scheduled aircraft this summer and continues to grow profitability in its second year of operations. We expect high fuel prices and overcapacity in European short-haul to lead to further airline failures this winter creating more growth opportunities for Ryanair's 4 airlines.

EU's Cleanest, Greenest Airline
In June Ryanair became the first EU airline to report monthly CO₂ emissions. With the highest load factor, and one of the youngest fleets, Ryanair delivers the lowest CO₂ per passenger/km of any major EU airline. Our CO₂ emissions have been cut by 20% over the last decade and we are committed to reducing this by a further 10% to under 60 grams per passenger/km by 2030. In May we launched our environmental partnerships, where we invest in carbon offset projects in Africa, Portugal and Ireland. Ryanair paid over €540m in environmental taxes in FY19 and expects to pay over €630m in FY20 (up 17%).

Board Succession
Following Stan McCarthy's appointment as Deputy Chairman in April 2019, the Board has nominated Louise Phelan to take over as Senior Independent Director in Summer 2020 following the then retirement of current SID Kyran McLaughlin from the Board.

FY20 Guidance
We continue to guide broadly flat FY20 PAT in a range of €750m to €950m.  The current weak fare environment has continued into Q2 and we expect H1 fares to be down approx. 6%.  With almost zero H2 visibility, FY20 fare guidance is towards the lower end of our guided -2% to +1% range.  However, the strong performance of ancillaries continues to support our RPP growth of +2% to +3% (previously +2% to +4%).  We expect traffic to grow by 7% to over 152m, slightly less than the 153m previously guided due to the Boeing MAX delivery delays.  Costs will increase as our fuel bill grows by €450m and, as previously guided, we expect ex-fuel unit costs will rise by just 2%.  This guidance remains heavily dependent on close-in Q2 fares, H2 prices, the absence of security events, and no negative Brexit developments in H2."

ENDS.

For further information	Neil Sorahan	Piaras Kelly
please contact:	Ryanair Holdings plc	Edelman
www.ryanair.com	Tel: 353-1-9451212	Tel: 353-1-6789333

Ryanair Holdings plc, Europe's largest airline group, is the parent company of Buzz, Lauda, Malta Air and Ryanair DAC. Carrying over 152m guests p.a. on more than 2,400 daily flights from 86 bases, the group connects over 200 destinations in 37 states on a fleet of over 475 aircraft, with a further 210 Boeing 737's on order, which will enable Ryanair Holdings to lower fares and grow traffic to 200m p.a. by FY24. Ryanair Holdings has a team of more than 19,000 highly skilled aviation professionals delivering Europe's No.1 on-time performance, and extending an industry leading 34-year safety record.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, uncertainties surrounding Brexit, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors and unforeseen security events.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Balance Sheet as at June 30, 2019 (unaudited)
		At Jun 31,	At Mar 31,
		2019	2019
	Note	€M	€M
Non-current assets
Property, plant and equipment	10	9,099.7	9,029.6
Right-of-use-asset	1	216.4	-
Intangible assets	12	146.4	146.4
Derivative financial instruments		189.8	227.5
Deferred tax		56.1	43.2
Total non-current assets		9,708.4	9,446.7

Current assets
Inventories		4.2	2.9
Other assets		309.1	238.0
Assets held for sale	11	139.3	-
Trade receivables		67.4	59.5
Derivative financial instruments		253.2	308.7
Restricted cash		34.4	34.9
Financial assets: cash > 3 months		2,057.9	1,484.4
Cash and cash equivalents		2,023.5	1,675.6
Total current assets		4,889.0	3,804.0

Total assets		14,597.4	13,250.7

Current liabilities
Trade payables		829.4	573.8
Accrued expenses and other liabilities		3,116.0	2,992.1
Current lease liability	1	59.5	-
Current maturities of debt		299.5	309.4
Derivative financial instruments		187.8	189.7
Current tax		38.7	31.6
Total current liabilities		4,530.9	4,096.6

Non-current liabilities
Provisions		145.6	135.6
Derivative financial instruments		11.4	8.0
Deferred tax		453.5	460.6
Non-current lease liability	1	163.5	-
Non-current maturities of debt		4,012.6	3,335.0
Total non-current liabilities		4,786.6	3,939.2

Shareholders' equity
Issued share capital	13	6.8	6.8
Share premium account		721.7	719.4
Other undenominated capital	13	3.2	3.2
Retained earnings	13	4,319.3	4,181.9
Other reserves		228.9	303.6
Shareholders' equity		5,279.9	5,214.9

Total liabilities and shareholders' equity		14,597.4	13,250.7

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the quarter ended June 30, 2019 (unaudited)

			IFRS	IFRS
			Quarter	Quarter
			Ended	Ended
			Jun 30,	Jun 30,
		Change*	2019	2018
	Note	%	€M	€M
Operating revenues
Scheduled revenues		+4%	1,517.4	1,454.0
Ancillary revenues		+27%	795.0	624.9
Total operating revenues		+11%	2,312.4	2,078.9

Operating expenses
Fuel and oil		-24%	783.9	630.9
Airport and handling charges		-16%	325.3	280.1
Staff costs		-21%	297.3	244.9
Route charges		-6%	209.6	198.4
Depreciation		-23%	192.8	157.2
Marketing, distribution and other		-12%	145.5	129.7
Maintenance, materials and repairs		-38%	68.1	49.3
Aircraft rentals		+18%	14.7	17.9
Total operating expenses		-19%	2,037.2	1,708.4

Operating profit/(loss)		-26%	275.2	370.5

Other (expense)/income
Net finance expense Share of associate losses	12	-19%	(13.5) -	(16.7) (9.3)
Foreign exchange gain		-33%	0.6	0.9
Total other (expense)/income		+49%	(12.9)	(25.1)

Profit before tax		-24%	262.3	345.4

Tax (expense)/credit on profit	4		(19.4)	(36.2)

Profit for the quarter - attributable to equity holders of parent		-21%	242.9	309.2

Earnings per ordinary share (€)
Basic	9	-19%	0.2147	0.2662
Diluted	9	-19%	0.2136	0.2637
Weighted ave. no. ord. shares (in Ms)
Basic	9		1,131.5	1,161.6
Diluted	9		1,137.1	1,172.5

*'+' is favourable and '-' is adverse year-on-year.

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Statement of Comprehensive Income for the quarter ended June 30, 2019 (unaudited)

	Quarter	Quarter
	Ended	Ended
	Jun 30,	Jun 30,
	2019	2018
	€M	€M

Profit for the quarter	242.9	309.2

Other comprehensive income:
Items that are or may be reclassified to profit or loss:
Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	(76.7)	586.9

Other comprehensive income/(loss) for the quarter, net of income tax	(76.7)	586.9

Total comprehensive income for the quarter - attributable to equity holders of parent	166.2	896.1

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the quarter ended June 30, 2019 (unaudited)
		Quarter	Quarter
		Ended	Ended
		Jun 30,	Jun 30,
		2019	2018
	Note	€M	€M
Operating activities
Profit after tax		242.9	309.2

Adjustments to reconcile profit after tax to net cash provided by operating activities
Depreciation		192.8	157.2
(Increase) in inventories		(1.3)	(0.2)
Tax expense on profit		19.4	36.2
Share based payments		2.5	2.5
(Increase)/decrease in trade receivables		(7.9)	20.6
(Increase)/decrease in other assets		(71.2)	21.9
Increase in trade payables		255.6	94.5
Increase in accrued expenses		129.7	131.4
(Decrease) in other creditors		-	(1.0)
Increase/(Decrease) in provisions		10.0	(3.7)
(Decrease) in net finance expense Share of equity accounted investment's loss		(5.0) -	(6.2) 9.3
Tax paid		(19.5)	(3.0)
Net cash provided by operating activities		748.0	768.7

Investing activities
Capital expenditure (purchase of property, plant and equipment)		(389.5)	(461.8)
Decrease in restricted cash		0.5	-
(Increase) in financial assets: cash > 3 months		(573.5)	(115.6)
Investment in associate		-	(15.0)
Net cash (used in) investing activities		(962.5)	(592.4)

Financing activities
Shareholder returns	13	(97.2)	(265.2)
Net proceeds from shares issued		2.3	-
Long term borrowings		750.0	-
Repayments of long term borrowings		(79.6)	(71.7)
Lease liabilities paid		(13.1)	-
Net cash (used in) financing activities		562.4	(336.9)

Increase in cash and cash equivalents		347.9	(160.6)
Cash and cash equivalents at beginning of the period		1,675.6	1,515.0
Cash and cash equivalents at end of the quarter		2,023.5	1,354.4

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the quarter ended June 30, 2019 (unaudited)
						Other Reserves
	Ordinary	Issued Share	Share Premium	Retained	Other Undenom.		Other
	Shares	Capital	Account	Earnings	Capital	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2018	1,171.2	7.0	719.4	4,077.9	3.0	(359.7)	21.3	4,468.9
Adjustment on initial application of IFRS 15 (net of tax)	-	-	-	(249.4)	-	-	-	(249.4)
Adj. balance at March 31, 2018	1,171.2	7.0	719.4	3,828.5	3.0	(359.7)	21.3	4,219.5
Profit for the year	-	-	-	885.0	-	-	-	885.0
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	634.3	-	634.3
Total other comprehensive income	-	-	-	-	-	634.3	-	634.3
Total comprehensive income	-	-	-	885.0	-	634.3	-	1,519.3
Transactions with owners of the Company recognised directly in equity
Share-based payments	-	-	-	-	-	-	7.7	7.7
Repurchase of ordinary equity shares	-	-	-	(560.5)	-	-	-	(560.5)
Other	-	-	-	28.9	-	-	-	28.9
Cancellation of repurchased ordinary shares	(37.8)	(0.2)		-	0.2	-	-	-
Balance at March 31, 2019	1,133.4	6.8	719.4	4,181.9	3.2	274.6	29.0	5,214.9
Adjustment on initial application of IFRS 16	-	-	-	(9.7)	-	-	-	(9.7)
Adj. balance at April 01, 2019	1,133.4	6.8	719.4	4,172.2	3.2	274.6	29.0	5,205.2
Profit for the quarter	-	-	-	242.9	-	-	-	242.9
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	(76.7)	-	(76.7)
Total other comprehensive income	-	-	-	-	-	(76.7)	-	(76.7)
Total comprehensive income	-	-	-	242.9	-	(76.7)	-	166.2
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.4		2.3					2.3
Share-based payments	-	-	-	-	-	-	2.5	2.5
Repurchase of ordinary equity shares	-	-	-	(97.2)	-	-	-	(97.2)
Other	-	-	-	0.9	-	-	-	0.9
Cancellation of repurchased ordinary shares	(8.4)	-	-	-	-	-	-	-
Transfer of exercised and expired share based awards				0.5		-	(0.5)	-
Balance at June 30, 2019	1,125.4	6.8	721.7	4,319.3	3.2	197.9	31.0	5,279.9

Ryanair Holdings plc and Subsidiaries

MD&A Quarter Ended June 30, 2019

Income Statement

Scheduled revenues:
Scheduled revenues increased by 4% to €1,517.4M due to 11% traffic growth to 42M offset by a 6% reduction in average fares.

Ancillary revenues:
Ancillary revenues rose by 27% to €795.0M due to 11% traffic growth and improved uptake of ancillary products, particularly priority boarding and reserved seating.

Total revenues:
As a result of the above, total revenues increased by 11% to €2,312.4M, in line with traffic growth.

Operating Expenses:

Fuel and oil:
Fuel and oil rose by 24% to €783.9M due to higher fuel prices and a 13% increase in flight hours.

Airport and handling charges:
Airport and handling charges increased by 16% to €325.3M due to 11% higher traffic, the consolidation of Lauda (not in the prior year comparative) and new, enhanced, handling arrangements in Stansted, Spain and Poland.

Staff costs:
Staff costs increased 21% to €297.3M due to 13% more flight hours, the consolidation of Lauda (not in prior year comparative), higher crewing ratios, the annualisation of pilot pay increases and additional engineers to support growth.

Route charges:
Route charges rose by 6% to €209.6M due to a 12% increase in sectors offset by a decrease in unit rates.

Depreciation:
Depreciation is 23% higher at €192.8M, due to the 29 additional B737 owned aircraft in the fleet at period end, the purchase of spare engines and simulators and the impact of IFRS 16 (€12.7M), which was adopted from April 1, 2019.

Marketing, distribution and other:
Marketing, distribution and other rose by 12% to €145.5M broadly in line with traffic growth.

Maintenance, materials and repairs:
Maintenance, materials and repairs increased by 38% to €68.1M due to higher scheduled engine maintenance due to an ageing fleet and costs associated with the handback of leased Airbus aircraft.

Aircraft rentals:
Aircraft rentals fell by 18% to €14.7M due to 6 fewer leased B737 aircraft in the fleet compared to the same period last year (FY20: 20 / FY19: 26) and the positive impact of IFRS 16, which is offset by higher depreciation.

Unit costs rose by 7%. Excluding fuel, unit costs increased by 4%, much of which was due to the consolidation of Lauda in the quarter (not in the prior year comparative), the handback of Airbus leases, higher crewing ratios and the annualisation of pilot pay increases.

Net finance expense:
Net finance expense decreased by 19% to €13.5M primarily due to higher interest rates on deposits and the re-financing of debt at lower interest rates. IFRS 16 had a negative €1M impact in the quarter.

Balance sheet:
Gross cash increased by €920.9M to €4,115.8M at June 30, 2019.
Gross debt rose by €890.7M to €4,535.1M due to a new €750M low cost syndicated bank facility and the impact of IFRS 16 (€223.0M), offset by €79.6M of debt repayments.
€748.0M net cash was generated by operating activities. Capital expenditure was €389.5M and shareholder returns amounted to €97.2M.
Net debt was €419.3M (including €223M IFRS 16 lease liability) at period end.  (March 2019: €449.5M).

Shareholders' equity:
Shareholders' equity increased by €65.0M to €5,279.9M in the period due to IFRS hedge accounting treatment for derivatives of €76.7M and consolidated profit after tax of €242.9M, offset by €97.2M shareholder returns.

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1.            Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements of the Company for the quarter ended June 30, 2019 comprise the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated preliminary financial statements ("the preliminary financial statements"), which should be read in conjunction with our 2018 Annual Report for the year ended March 31, 2018, have been prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" as adopted by the EU ("IAS 34").  They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2018, are available at http://investor.ryanair.com/.

The June 30, 2019 figures and the June 30, 2018 comparative figures do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2018, together with the independent auditor's report thereon, were filed with the Irish Registrar of Companies following the Company's Annual General Meeting and are also available on the Company's Website. The auditor's report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the condensed consolidated interim financial statements for the quarter ended June 30, 2019 on July 26, 2019.

Except as stated otherwise below, this period's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board (IASB).

Accounting for Investment in associates

An associate is an entity over which the Company has significant influence.  Significant influence is the power to participate in the financial and operating decisions of the entity, but is not control over these policies.  The Company's investment in associates was accounted for using the equity method.  The consolidated income statement reflects the Company's share of profit/losses after tax of the associate.  Investments in associates are carried on the consolidated balance sheet at cost adjusted for post-acquisition changes in the Company's share of net assets, less any impairment in value.  If necessary, any impairment losses on the carrying amount of the investment in the associate are reported within the Company's share of equity accounted investments results in the consolidated income statement.  If the Company's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has incurred obligations in respect of the associate.

Accounting for business combinations

Business combinations are accounted for using the acquisition method from the date that control is transferred to the Group. Under the acquisition method, consideration transferred is measured at fair value on the acquisition date, as are the identifiable assets acquired and liabilities assumed.

When the initial values of assets and liabilities in a business combination have been determined provisionally, any subsequent adjustments to the values allocated to the identifiable assets and liabilities (including contingent liabilities) are made within twelve months of the acquisition date and presented as adjustments to the original acquisition accounting.  Acquisition related costs are expensed in the period incurred.

Accounting for subsidiaries

Subsidiaries are all entities controlled by the Group. The Group controls an entity when it is exposed to (has rights to) variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The results of subsidiary undertakings acquired during the year are included in the Group Income Statement from the date at which control of the entity was obtained. They continue to be included in the Group Income Statement until control ceases.

Accounting for revenues

Scheduled revenues comprise the invoiced value of airline and other services, net of government taxes. Revenue from the sale of flight seats is recognised in the period in which the service is provided. Unearned revenue represents flight seats sold but not yet flown and a provision for government tax refund claims attributable to unused tickets, and is included in accrued expenses and other liabilities. Revenue, net of government taxes, is released to the income statement as passengers fly. Unused tickets are recognised as revenue on a systematic basis, such that twelve months of time expired revenues are recognised in revenue in each fiscal year.

Ancillary revenues are recognised in the income statement in the period the ancillary services are provided.

Accounting for assets held for sale

Non-current assets are classified as held-for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use. Such assets are generally measured at the lower of their carrying amount and fair value less costs to sell. Impairment losses on initial classification as held-for-sale or held-for distribution and subsequent gains and losses on re-measurement are recognised in the income statement. Once classified as held-for-sale, intangible assets and property, plant and equipment are no longer amortised or depreciated, and any equity-accounted investee is no longer equity accounted.

New IFRS standards and amendments adopted during the year

The following new and amended IFRS standards, amendments and IFRIC interpretations, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the Group's financial year beginning on April 1, 2019 and therefore have been applied by the Group in these condensed consolidated interim financial statements:

●             IFRS 16 - Leases (see below)
●             IFRIC 23 - Uncertainty over Income Tax Treatments
●             Amendments to IAS 28 - Long-term Interests in Associates and Joint Ventures
●             Amendments to IAS 19 - Plan Amendment, Curtailment or Settlement
●             Annual Improvements to IFRS Standards 2015 - 2017 Cycle - various standards

With the exception of IFRS 16, the adoption of these new or amended standards did not have a material impact on the Group's financial position or results from operations in the quarter ended June 30, 2019. The impact of adoption of IFRS 16 is set out below.

IFRS 16 - Leases

The Group has adopted IFRS 16 with effect from April 1, 2019.  IFRS 16 introduces a single, on-balance sheet, lease accounting model for lessees.  A lessee recognises a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

The Group has applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognised in retained earnings at April 1, 2019.  Accordingly, the comparative information presented for 2018 has not been restated - i.e. it is presented, as previously reported, under IAS 17 and related interpretations.  The details of the changes in accounting policies are disclosed below.

As a lessee, the Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership.  Under IFRS 16, the Group recognises right-of-use assets and lease liabilities for most leases - i.e. these leases are on-balance sheet.

The Group has elected not to recognise right-of-use assets and lease liabilities for some leases of low-value assets and has applied the exemption not to recognise right-of-use assets and liabilities for leases with less than 12 months of lease term.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date.  The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain re-measurements of the lease liability.   The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options.  The assessment of whether the Group is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognised.

The impact of the IFRS 16 transition increased non-current assets on April 1, 2019 by €130M, increased liabilities by €140M and reduced equity (and distributable reserves) by €10M. During quarter ended June 30, 2019 non-current assets increased by €86M and non-current liabilities increased by €83M due to the addition of 12 operating lease aircraft to the fleet.

	Quarter	Quarter
	Ended	Ended
	Jun 30, 2019	Jun 30, 2018
	€M	€M
Depreciation	12.7	-
Lease interest	1.2	-

New IFRS standards and amendments adopted in the comparative financial year

IFRS 15 and IFRS 9 were adopted for the first time in the comparative financial year ended March 31, 2019. Changes to significant accounting policies arising from the adoption of these new standards, together with the impact of adoption, are described below:

IFRS 15 - Revenue from Contracts with Customers

The Group adopted IFRS 15 with effect from April 1, 2018. The standard establishes a five-step model to determine when to recognise revenue and at what amount. Revenue is recognised when the good or service has been transferred to the customer and at the amount to which the entity expects to be entitled.
The impact of initially applying the standard is mainly attributed to certain ancillary revenue streams where the recognition of revenue is deferred under IFRS 15 to the flight date where it was previously recognised on the date of booking.  For the majority of our revenue, the manner in which we previously recognised revenue is consistent with the requirements of IFRS 15.  The change in the timing of ancillary revenue recognition means that an increased amount of revenue will be recognised in the first half of the year under IFRS 15, with less revenue recognised in the second half of the year, particularly in Quarter 4.

The Group adopted IFRS 15 using the cumulative effect method (without practical expedients), with the effect of initially applying this standard recognised at the date of initial application (i.e. April 1, 2018). The impact on transition to IFRS 15, was a reduction in retained earnings (net of tax) of €249M at April 1, 2018.

IFRS 9 - Financial Instruments

The Group adopted IFRS 9 with effect from April 1, 2018 and has not restated comparative information.  The standard introduces a new model for the classification and measurement of financial assets, a new impairment model based on expected credit losses and a new hedge accounting model to more closely align hedge accounting with risk management strategy and objectives. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement.

Financial assets, excluding derivatives, are accounted for at amortised cost, fair value through other comprehensive income or fair value through profit or loss depending on the nature of the contractual cash flows of the asset and the business model in which it is held. Accordingly, no transition adjustment to carrying values arose in the year ended March 31, 2019. Neither was there a material increase in provisions as a result of applying the new expected loss impairment model to our financial assets as a result of adoption of IFRS 9 in the year ended March 31, 2019.  All of Ryanair's financial assets continue to be held at amortised cost.  The Group has not elected to adopt the new general hedge accounting model in IFRS 9.

New IFRS standards and amendments issued but not yet effective

The following new or revised IFRS standards and IFRIC interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable.  While under review, we do not anticipate that the adoption of the other new or revised standards and interpretations will have a material impact on our financial position or results from operations:

●             Amendments to References to Conceptual Framework in IFRS Standards (effective for fiscal periods beginning on or after January 1, 2020)*

●             Amendments to IFRS 3 - Definition of a Business (effective for fiscal periods beginning on or after January 1, 2020)*

●             Amendments to IAS 1 and IAS 8 - Definition of Material (effective for fiscal periods beginning on or after January 1, 2020)*

●             IFRS 17 - Insurance Contracts (effective for fiscal periods beginning on or after January 1, 2021)*

*These standards or amendments to standards are not as yet EU endorsed

2.            Judgements and estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3.            Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly, the first half-year typically results in higher revenues and results.

4.            Income tax expense

The Group's consolidated effective tax rate in respect of operations for the quarter ended June 30, 2019 was 7.4% (June 30, 2018: 10.5%).  The tax charge for the quarter ended June 30, 2019 of €19.4M (June 30, 2018: €36.2M) comprises a current tax charge of €27.5M, a deferred tax credit of €8.1M primarily relating to the temporary differences for property, plant and equipment and net operating losses.

5.            Share based payments

The terms and conditions of the share option programme are disclosed in the most recent, published, consolidated financial statements. The charge of €2.5M in the quarter ended June 30, 2019 (June 30, 2018: €2.5M) is the fair value of options granted in prior periods, which is being recognised within the income statement in accordance with employee services rendered.

6.            Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.            Capital commitments

At June 30, 2019 the Group had an operating fleet of 455 (2018: 431) Boeing 737 and 20 (2018: Nil) Airbus A320 aircraft. The Group has agreed to purchase up to 210 (135 firm and 75 options) Boeing 737-MAX-200 aircraft from the Boeing Corporation during the periods FY20 to FY24.

8.            Analysis of operating segment

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Chief Operating Decision Maker (CODM).

The CODM assessed the performance of the business based on the adjusted profit/(loss) after tax of the Group for the quarter.

Reportable segment information is presented as follows:

	Year	Year
	Ended	Ended
	Jun 30, 2019	Jun 30, 2018
	€M	€M
Revenues	2,312.4	2,078.9
IFRS profit after tax	242.9	309.2

	Total	Total
	At Jun 30, 2019 €M	At Mar 31, 2019 €M
Reportable segment assets	14,597.4	13,250.7
Reportable segment liabilities	9,317.5	8,035.8

The Company has two main categories of revenue, scheduled revenues and ancillary revenues. The split of revenues between these two categories is as shown on the face of the consolidated preliminary income statement.

9.            Earnings per share
	Year	Year
	Ended	Ended
	Jun 30,	Jun 30,
	2019	2018

Basic earnings per ordinary share (€)	0.2147	0.2662
Diluted earnings per ordinary share (€)	0.2136	0.2637
Weighted average number of ordinary shares (in M's) - basic	1,131.5	1,161.6
Weighted average number of ordinary shares (in M's) - diluted	1,137.1	1,172.5

Diluted earnings per share takes account of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 5.6M (2018: 10.9M).

10.          Property, plant and equipment

Acquisitions and disposals

Capital expenditure in the period ended June 30, 2019 amounted to €389.6M and primarily relates to aircraft pre-delivery deposits, spare engines, simulators and heavy maintenance checks.

11.          Assets held for sale

In June 2019, management committed to sell 10 of the Company's oldest Boeing 737-800 aircraft. Accordingly, these aircraft are presented as assets held for sale as at June 30, 2019. Efforts to sell these aircraft have started and the disposal is expected to be completed over the coming months. At June 30, 2019, these assets are stated at the lower of their carrying amount and fair value less costs to sell.

12.          Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group's financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the 2018 Annual Report. There have been no changes in our risk management policies in the year.

Fair value hierarchy

Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
●
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
●
Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
●
Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group's financial instruments:

Financial instruments measured at fair value

●
Derivatives - interest rate swaps: Discounted cash flow analyses have been used to determine the fair value, taking into account current market inputs and rates. (Level 2)
●
Derivatives - currency forwards and aircraft fuel contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at June 30, 2019 has been used to establish fair value. (Level 2)

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the quarter ended June 30, 2019, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments not measured at fair value

●            Long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at June 30, 2019 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

There were no significant changes in the business or economic circumstances during the quarter ended June 30, 2019 that affect the fair value of our financial assets and financial liabilities.

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated financial balance sheet, are as follows:

	At Jun 30,	At Jun 30,	At Mar 31,	At Mar 31,
	2019	2019	2019	2019
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	177.9	177.9	220.7	220.7
- Jet fuel derivative contracts	9.9	9.9	4.5	4.5
- Interest rate swaps	2.0	2.0	2.3	2.3
	189.8	189.8	227.5	227.5
Current financial assets
Derivative financial instruments:-
- U.S. dollar currency forward contracts	251.0	251.0	307.0	307.0
- Interest rate swaps	1.5	1.5	1.7	1.7
- EUA contracts	0.7	0.7	-	-
	253.2	253.2	308.7	308.7
Trade receivables*	67.4		59.5
Cash and cash equivalents*	2,023.5		1,675.6
Financial asset: cash > 3 months*	2,057.9		1,484.4
Restricted cash*	34.4		34.9
Other assets*	0.7		0.8
	4,437.1	253.2	3,563.9	308.7
Total financial assets	4,626.9	443.0	3,791.4	536.2

	At Jun 30,	At Jun 30,,	At Mar 31,	At Mar 31,
	2019	2019	2019	2019
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	11.4	11.4	8.0	8.0
	11.4	11.4	8.0	8.0
Long-term lease liability	163.5	163.5
Long-term debt	1,569.9	1,583.4	892.8	906.8
Bonds	2,442.7	2,527.6	2,442.2	2,509.1
	4,187.5	4,285.9	3,343.0	3,423.9
Current financial liabilities
Derivative financial instruments:-
- Jet fuel derivative contracts	187.5	187.5	189.7	189.7
- U.S. dollar currency forward contracts	0.3	0.3	-	-
	187.8	187.8	189.7	189.7
Current maturities of debt	299.5	299.5	309.4	309.4
Current lease liability	59.5	59.5
Trade payables*	829.4		573.8
Accrued expenses*	373.0		320.8
	1,749.2	546.8	1,393.7	499.1
Total financial liabilities	5,936.7	4,832.7	4,736.7	3,923.0

*The fair value of these financial instruments approximate their carrying values due to the short-term nature of the instruments.

13.          Shareholder returns

In the quarter ended June 30, 2019 the Company bought back 8.4M ordinary shares at a total cost of €97M. This buy-back was equivalent to approximately 0.7% of the Company's issued share capital at March 31, 2019.  All of these ordinary shares repurchased were cancelled.

In FY19 the Company bought back 37.8M shares at a total cost of €561M.  This buy-back was equivalent to approximately 3.2% of the Company's issued share capital at March 31, 2018.  All of these repurchased ordinary shares were cancelled at March 31, 2019.

As a result of the share buybacks in the quarter ended June 30, 2019, share capital decreased by 8.4M ordinary shares (37.8M ordinary shares in the year ended March 31, 2019) with a nominal value of €0.1M (€0.2M in the year ended March 31, 2019) and the other undenominated capital reserve increased by a corresponding €0.2M (€0.2M in the year ended March 31, 2019). The other undenominated capital reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

14.          Related party transactions

The Company's related parties comprise its subsidiaries, Directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the quarter ended June 30, 2019 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2018 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

15.          Post balance sheet events

Between July 1, 2019 and July 25, 2019 the Company bought back 3.9M ordinary shares at a total cost of €41M under its €700M share buy-back which commenced in May 2019. This was equivalent to 0.3% of the Company's issued share capital at June 30,2019. All ordinary shares re-purchased are cancelled.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 29 July, 2019

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary